SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  Rule 13d-101

                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*

                              SURETY CAPITAL CORP
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   868666207
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                                 (CUSIP Number)

                               RICHARD N. ABRAMS
                              480 CENTRAL AVENUE
                           NORTHFIELD, ILLINOIS 60093
                                  847-441-6500
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               SEPTEMBER 2, 1999
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            (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

CUSIP No. 868666207
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(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    RICHARD N. &  RODNEY A. ABRAMS & JODI ABRAMS ENGFER
    ###-##-####
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
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(3) SEC use only.

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(4) Source of funds (see instructions).

    PF
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(5) Check if disclosure of legal proceedings is required pursuant to Items |_| 2(d) or 2(e).
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(6) Citizenship or place of organization.

    USA
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Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        516,800

    (8) Shared voting power:
        0

    (9) Sole dispositive power:
        516,800

    (10) Shared dispositive power:
         0

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(11) Aggregate amount beneficially owned by each reporting person.

     516,800
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(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
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(13) Percent of class represented by amount in Row (11).

     9.0%
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(14) Type of reporting person (see instructions).

     IN
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Page 2 of 4 Pages

Item 1. Security and Issuer.

        COMMON STOCK
        SURETY CAPITAL CORPORATION

Item 2. Identity and Background.

        (a) RICHARD N. & RODNEY A. ABRAMS & JODI ABRAMS ENGFER

        (b) 480 CENTRAL AVENUE
            NORTHFIELD, ILLINOIS 60093

        (c) RICHARD - EXECUTIVE, FUNERAL FINANCIAL SYSTEMS, LTD., 480 CENTRAL AVENUE, NORTHFIELD, IL 60093
            RODNEY - MARKET MAKER C.B.O.E., 480 CENTRAL AVENUE, NORTHFIELD, IL 60093
            JODI - TEACHER, 480 CENTRAL AVENUE, NORTHFIELD, IL 60093

        (d) NOT APPLICABLE

        (e) NOT APPLICABLE

        (f) U.S.A

Item 3. Source and Amount of Funds or Other Consideration.

        PERSONAL FUNDS
        $531,317.50

Item 4. Purpose of Transaction.

        N/A

Item 5. Interest in Securities of the Issuer.

        (a) 516,800 SHARES OF COMMON STOCK
            9.0%

        (b) RICHARD N. ABRAMS HAS 100% OF THE POWER TO VOTE, DISPOSE OF OR DIRECT THE DISPOSITION OF 516,800 SHARES. IF HE IS UNABLE TO ACT THAN RODNEY A. ABRAMS HAS 100% OF THE POWER TO VOTE, DISPOSE OF OR DIRECT THE DISPOSITION OF 516,800 SHARES. IF HE IS UNABLE TO ACT THAN JODI ABRAMS ENGFER HAS 100% OF THE POWER TO VOTE, DISPOSE OF OR DIRECT THE DISPOSITION OF 516,800 SHARES

        (c) RODNEY A. ABRAMS

            DATE               QUANITY          PRICE        EFFECTED
            04/20/99           5,500             1 5/16       PURCHASE
            04/20/99           4,500             1 1/4           "
            04/21/99             500             1 7/16          "
            04/21/99           2,000             1 1/2           "
            04/22/99           2,000             1 5/8           "
            05/10/99           2,000             1 3/8           "
            05/11/99             300             1 5/16          "
            05/17/99           2,000             1 1/4           "
            05/18/99           2,000             1 1/4           "
            05/19/99           1,000             1 5/16          "
            06/07/99           2,000             1 3/8           "
            08/12/99           2,000             1 1/4           "
            09/03/99          50,000             1               "
            RICHARD N. ABRAMS
            04/20/99          10,000             1 1/4           "
            05/12/99          10,000             1 1/4           "
            08/13/99          10,000             1 1/8           "
            08/27/99         110,000             1               "
            09/02/99         200,000             1               "
            09/03/99         100,000             1               "


        (d) NOT APPLICABLE

        (e) NOT APPLICABLE

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        NOT APPLICABLE

Item 7. Material to be Filed as Exhibits.

        NONE

Page 3 of 4 Pages

Signature: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 9/15/99               Signature /s/ RICHARD N. ABRAMS
                                      ------------------------------------------
                                      Name:  RICHARD N. ABRAMS
                                      Title:



Date: 9/15/99               Signature /s/ RODNEY A. ABRAMS
                                      ------------------------------------------
                                      Name:  RODNEY A. ABRAMS
                                      Title:



Date: 9/15/99               Signature /s/ JODI ABRAMS ENGFER
                                      ------------------------------------------
                                      Name:  JODI ABRAMS ENGFER
                                      Title:



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION--Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001). (Secs. 13(d), 13(g), 14(d), 23, 48
Stat. 894, 895, 901; sec. 8, 49 Stat. 1379; sec. 203(a), 49 Stat. 704; sec. 10,
78 Stat. 88a; Secs. 2, 3, 82 Stat. 454, 455; secs. 1, 2, 3-5, 84 Stat. 1497;
sec. 18, 89 Stat. 155; secs. 202, 203, 91 Stat. 1494, 1498, 1499; 15 U.S.C.
78m(d), 78m(g), 78n(d), 78w) [44 FR 2145, Jan. 9, 1979; 44 FR 11751, Mar. 2,
1979; 44 FR 70340, Dec. 6, 1979; 47 FR 11466, Mar. 16, 1982; 61 FR 49959, Sept.
24, 1996; 62 FR 35340, July 1, 1997; 63 FR 2867, Jan. 16, 1998; 63 FR 15287,
Mar. 31, 1998]

Page 4 of 4 Pages